EX-99.1 2 ex99_1.htm Press Release Paragon Financing

NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-18 Sept 11, 2006

Not for distribution to U.S. news wire services or dissemination in the United States

PARAGON COMPLETES $4,044,800 FINANCING
FOR NEWFOUNDLAND SPINOUT VEHICLE

- Altius Resources invests $1.9 million in new company -

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX) is pleased to announce that its Newfoundland spinout vehicle, Paragon Minerals Corporation, has received subscriptions totaling approximately $4.04MM, pursuant to a non-brokered private placement financing previously announced on June 22, 2006. The proceeds from this financing are being held in escrow and are to be released to Paragon on the Effective Date of Rubicon’s proposed Plan of Arrangement (the “Arrangement”).

Paragon has raised total proceeds of $4,044,800 through the sale of a combination of 4,092,168 flow-through special warrants (“Paragon Flow-Through Special Warrants”) at a price of $0.60 per special warrant for proceeds of $2,455,300 and 3,179,000 non flow-through special warrants (“Paragon Unit Special Warrants”) at a price of $0.50 per special warrant for proceeds of $1,589,500.

Under the terms of the Paragon financing agreement, on the Effective Date of the Arrangement, each Paragon Flow-Through Special Warrant will automatically convert into one flow-through Paragon common share; and each Paragon Unit Special Warrant will automatically convert into one non flow-through Paragon common share and one non flow-through Paragon share purchase warrant, where one whole non flow-through Paragon share purchase warrant entitles the holder to purchase one additional non flow-through Paragon common share at a price of $1.00 for a term of two years.

Upon completion of the Arrangement, Paragon will have a significant portfolio of 100%-owned and partnered base and precious metal projects in the Province of Newfoundland and Labrador. The proceeds of the private placement will be used to fund Paragon’s ongoing exploration programs and for general corporate purposes. Over the next 12 months, $3.5 million of direct exploration is planned (approximately 45% partner-funded) which will include an estimated 12,500 metres of diamond drilling on at least six projects.

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX. Rubicon is planning to carry out through the Arrangement, a corporate re-organization which, subject to certain conditions being satisfied as described in the Information Circular filed under Rubicon on www.sedar.com, will result in the creation of two new companies to house Rubicon's current Newfoundland and African assets. Rubicon has received shareholder and court approval to spinout its assets into the new public vehicles (see August 9th, 2006 news release).

RUBICON MINERALS CORPORATION

David W. Adamson
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President & CEO

NOTE: The securities offered have not been registered under the U.S. Securities Act of 1993, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements  that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding: Paragon’s financing; and Rubicon’s proposed Plan of Arrangement, including the proposed transactions involving Paragon. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon’s proposed transactions, the availability of financing for Rubicon’s proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.